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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F                    Form 40-F  X
                      ------                       -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                          No   X
                      ------                       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

----------

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This report on Form 6-K is being furnished for the sole purpose of providing a copy of the press release dated June 1, 2005 in which the company announced it had signed an amendment with Crown Resources Corporation to extend the termination date of the Definitive Acquisition Agreement, the change in the exchange ratio for shares to be paid to the Crown shareholders and the purchase of a U.S. $10 million convertible debenture from Crown for corporate purposes, a copy of the material change report dated June 2, 2005 in which the company reported the execution of an amendment to the Acquisition Agreement and Plan of Merger dated November 20, 2003 (the "Definitive Acquisition Agreement") with Crown Resources Corporation.


                                      INDEX



                                Table of Contents



SIGNATURES
EXHIBIT INDEX

99.1    Press Release dated June 1, 2005

99.2    Material Change Report dated June 2, 2005.

99.3 Definitive Acquisition Agreement with Crown Resources Corporation dated November 20, 2003 previously filed with the Securities and Exchange Commission as Appendix A to the Proxy Statement/Prospectus included in the registration statement on Form F-4, file number 333-111516, filed on July 2, 2004 and incorporated herein by this reference.

99.4 First Amendment dated April 7, 2004 to the Definitive Acquisition Agreement previously filed with the Securities and Exchange Commission as Appendix A to the Proxy Statement/Prospectus included in the registration statement on Form F-4, file number 333-111516, filed on July 2, 2004 and incorporated herein by this reference.

99.5 Second Amendment dated September 15, 2004 to the Definitive Acquisition Agreement.

99.6 Third Amendment dated December 30, 2004 to the Definitive Acquisition Agreement.

99.7 Fourth Amendment to the Definitive Acquisition Agreement with Crown Resources Corporation dated May 31, 2005.

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                                                                          Page 3


                                   SIGNATURES


     Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              KINROSS GOLD CORPORATION



                                              Signed: /s/ Shelley M. Riley
                                                      --------------------
                                                      Corporate Secretary



June 2, 2005.